Exhibit 99.1

6190 Agronomy Road, 6th Floor Vancouver, B.C. V6T 1Z3	Tel: 604-677-6905 Fax: 604-677-6915 www.cardiome.com

FOR IMMEDIATE RELEASE NASDAQ: CRME TSX: COM

CARDIOME REPORTS 2006 RESULTS

Vancouver, Canada, March 28, 2007 - Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) today reported financial results for the fourth quarter and year ended December 31, 2006. Amounts, unless specified otherwise, are expressed in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP). At close of business on December 31, 2006, the exchange rate was CAD$1.00=US$0.8581.

Summary Fiscal 2006 Results
We recorded a net loss of $36.1 million ($0.68 per common share) for the year ended December 31, 2006 compared to a net loss of $53.4 million ($1.09 per common share) for fiscal 2005. The decrease in net loss for fiscal 2006 was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the New Drug Application (“NDA”) milestone, and the effects of the write-down of intangible assets associated with the Oxypurinol CHF project of $23.3 million during fiscal 2005. The decrease in net loss was partially offset by increased costs associated with expanded clinical development activities, increased general and administration costs to support those activities, lower research collaborative fees from our collaborative partner, Astellas, and a decrease in future income tax recovery also associated with the Oxypurinol write-down. The results of operations were in line with management’s expectations.

Total revenue increased to $20.7 million in fiscal 2006 from $16.1 million in fiscal 2005. Revenue in fiscal 2006 consisted of $14.0 million in licensing fees (fiscal 2005 - $4.7 million) and $6.7 million in research collaborative fees (fiscal 2005 - $11.4 million).

Research and development expenditures were $43.4 million for fiscal 2006, comparable to the $41.5 million recorded for fiscal 2005. General and administration expenses increased by $4.6 million to $13.9 million in fiscal 2006 from $9.3 million in fiscal 2005 due to the addition of personnel and expanded business development activities. Amortization expense decreased by $1.1 million to $1.6 million in fiscal 2006 from $2.7 million in fiscal 2005, due to the write-down of intangible assets related to the Oxypurinol development program in fiscal 2005. Stock-based compensation, a non-cash item included in operating expenses, was $8.2 million for the year, as compared to $5.8 million for 2005.

Summary Fourth Quarter Results
Net loss for the fourth quarter of 2006 was $1.3 million, or $0.02 per share, compared to net loss of $8.6 million, or $0.17 per share for the same period in 2005. The decrease in net loss was largely due to an increase in licensing fees primarily as a result of the receipt of US$10 million from Astellas on reaching the re-submission of the NDA milestone, partially offset by increased research and development costs, increased general and administration costs and lower research collaborative fees received from our collaborative partner, Astellas.

Research and development costs for the fourth quarter of 2006 were $12.3 million, an increase of $3.4 million from $8.9 million in the same period of 2005. The increase was primarily due to increased costs associated with our Phase 2 clinical development program for vernakalant (oral). General and administration expenses were $3.9 million, an increase of $0.7 million from $3.2 million in the same period of 2005. The increase was largely due to the addition of personnel and expanded business development activities. Other income increased to $2.2 million for the quarter from $0.7 million in the same period of 2005, largely due to foreign exchange gains resulting from appreciation of the U.S. dollar in the fourth quarter of 2006. Stock-based compensation, a non-cash item included in operating expenses, was $2.2 million for the quarter, as compared to $1.4 million for the same period in 2005.

Liquidity and Outstanding Share Capital
As of December 31, 2006, the Company had cash, cash equivalents and short-term investments of $55.6 million. As of December 31, 2006, the Company had 53,888,202 common shares issued and outstanding, 4,913,952 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $7.64 per share, and 55,502 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of US$5.10 per share.

Subsequent to year-end, in January 2007 we completed a public offering of 9.2 million common shares at a price of $12.32 (US$10.50) per share for total gross proceeds of $113.4 million (US$96.6 million).

Conference Call Notification
Cardiome will hold a teleconference and webcast on Wednesday, March 28, 2007 at 10:00am EST (7:00am PST). Please dial 1-866-250-4907 or 416-644-3427 to access the call. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the presentation. The webcast can also be accessed through Cardiome’s website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through April 29, 2007. Please dial 877-289-8525 or 416-640-1917, and enter code 21224694# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF). Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005. An additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, and an open-label safety study evaluating recent-onset AF patients, called ACT 4, are ongoing. Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF. Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing. Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONDENSED CONSOLIDATED BALANCE SHEETS

Expressed in thousands of Canadian dollars. Prepared in accordance with Canadian GAAP.	December 31, 2006 (audited)	December 31, 2005 (audited)

Cash and cash equivalents	$23,400	$9,305
Short-term investments	32,172	64,651
Amounts receivable	3,628	7,122
Prepaid expenses	869	1,549
Total current assets	60,069	82,627
Property and equipment	4,427	4,357
Intangible assets	3,203	2,815
Deferred financing costs	892	-
Total assets	$68,591	$89,799

Current liabilities	$14,618	$13,012
Long-term portion of deferred leasehold inducement	1,120	1,291
Future income tax liability	-	289
Shareholders’ equity	52,853	75,207
Total liabilities and shareholders’ equity	$68,591	$89,799

CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Expressed in thousands of Canadian dollars (except share and per share amounts).	For the Three Months Ended		For the Year Ended
Prepared in accordance with Canadian GAAP.	Dec 31, 2006 (unaudited)	Dec 31, 2005 (unaudited)	Dec 31, 2006 (audited)	Dec 31, 2005 (audited)
Revenue
Licensing fees	$12,103	$1,047	$14,048	$4,694
Research collaborative fees	978	1,994	6,620	11,426
	$13,081	$3,041	20,668	16,120
Expenses
Research and development	12,324	8,909	43,433	41,470
General and administration	3,932	3,228	13,923	9,259
Amortization	420	330	1,637	2,700
Write-down of intangible assets	-	-	-	23,320
	16,676	12,467	58,993	76,749

Operating loss	(3,595)	(9,426)	(38,325)	(60,629)
Other income	2,179	650	1,889	33
Loss before income taxes	(1,416)	(8,776)	(36,436)	(60,596)
Future income tax recovery	107	139	289	7,221
Net loss for the period	(1,309)	(8,637)	(36,147)	(53,375)
Deficit, beginning of period	(180,271)	(136,796)	(145,433)	(92,058)
Deficit, end of period	$(181,580)	$(145,433)	$(181,580)	$(145,433)
Basic and diluted loss per common share[1]	$(0.02)	$(0.17)	$(0.68)	$(1.09)
Weighted average number of common shares outstanding	53,740,850	52,290,106	52,966,473	49,015,462
1Basic and diluted loss per common share based on the weighted average number of common shares outstanding during the period.